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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                TUT SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    901103101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 901103101
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          TEKTRONIX, INC.
          93-0343990
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Oregon
--------------------------------------------------------------------------------
               5.   Sole Voting Power                       2,027,345*
Number of      -----------------------------------------------------------------
Shares Bene-   6.   Shared Voting Power                             0*
ficially Owned -----------------------------------------------------------------
by Each        7.   Sole Dispositive Power                  3,283,597*
Reporting      -----------------------------------------------------------------
Person With    8.   Shared Dispositive Power                        0*
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by
          Each Reporting Person                             3,283,597*
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)     16.19%**
--------------------------------------------------------------------------------
     12.  Type of Reporting Person                                 CO
--------------------------------------------------------------------------------

* Pursuant to the Agreement and Plan of Merger dated as of October 28, 2002 by and among Tut Systems, Inc. ("Tut"), Tiger Acquisition Corporation, Tektronix, Inc. and VideoTele.com, Inc., Tut issued to Tektronix 3,283,597 shares of its common stock (the "Shares"). The Shares are subject to a Standstill and Disposition Agreement dated as of November 7, 2002 between Tut and Tektronix, under which Tektronix may not dispose of any of the Shares for at least one year and must vote the amount of shares it owns in excess of 10% of the outstanding common stock of Tut in the same proportion as the votes cast by the other stockholders.

** Based on 20,273,454 shares outstanding as of February 2, 2004 (obtained from Tut Systems, Inc. Form S-3 filed with the SEC on February 2, 2004).

Item 1.

     (a) Name of Issuer:

     Tut Systems, Inc.

     (b) Address of Issuer's Principal Executive Offices:

     Tut Systems, Inc.

     6000 SW Meadows Road, Ste 200

     Lake Oswego, OR 97035

Item 2.

     (a) Name of Person Filing:

     Tektronix, Inc.

     (b) Address of Principal Business Office:

     14200 SW Karl Braun Drive

     Beaverton, Oregon 97077

     (c) Citizenship:

     Tektronix, Inc. is an Oregon corporation.

     (d) Title of Class of Securities:

     Common Stock

     (e) CUSIP Number:

     901103101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under section 15 of the Act (15
                U.S.C. 78o).

     (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c).

     (d)  [ ]   Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]   An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]   A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

     (h)  [ ]   A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned: 3,283,597*

     (b)  Percent of class: 16.19%**

     (c)  Number of shares as to which the person has:

            (i)     Sole power to vote or to direct the vote: 2,027,345*

            (ii)    Shared power to vote or to direct the vote 0*

            (iii) Sole power to dispose or to direct the disposition of 3,283,597*

            (iv)    Shared power to dispose or to direct the disposition of 0*

* Pursuant to the Agreement and Plan of Merger dated as of October 28, 2002 by and among Tut Systems, Inc. ("Tut"), Tiger Acquisition Corporation, Tektronix, Inc. and VideoTele.com, Inc., Tut issued to Tektronix 3,283,597 shares of its common stock (the "Shares"). The Shares are subject to a Standstill and Disposition Agreement dated as of November 7, 2002 between Tut and Tektronix, under which Tektronix may not dispose of any of the Shares for at least one year and must vote the amount of shares it owns in excess of 10% of the outstanding common stock of Tut in the same proportion as the votes cast by the other stockholders.

** Based on 20,273,454 shares outstanding as of February 2, 2004 (obtained from Tut Systems, Inc. Form S-3 filed with the SEC on February 2, 2004).

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2004                        TEKTRONIX, INC.


                                                By: /s/ JAMES F. DALTON
                                                    ----------------------------
                                                    James F. Dalton
                                                    Vice President and Secretary